
April 26, 2013

Via E-mail
Mr. Douglas N. Currault II
Assistant General Counsel and Secretary
Freeport-McMoRan Copper & Gold Inc., as depositor of the Royalty Trust
333 N. Central Ave.
Phoenix, AZ 85004

Re: Gulf Coast Ultra Deep Royalty Trust
Amendment No. 4 to Registration Statement on Form S-4
Filed April 18, 2013
Amendment No. 5 to Registration Statement on Form S-4
Filed April 19, 2013
Amendment No. 6 to Registration Statement on Form S-4
Filed April 19, 2013
File No. 333-185742

Dear Mr. Currault:

We have reviewed your amendment and your correspondence dated April 19, 2013, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1

1.   We note the following assumption added to the form of legal opinion: "(viii) that no individual, corporation, partnership, trust or other person or entity, together with its 'affiliates' and 'associates', is a 'beneficial owner' of shares aggregating 20% or more of the outstanding common stock, par value $0.10 per share, of the Depositor (the 'Common Stock') or was or will be such an owner from December 5, 2010 through the date of the

issuance of the Units (with the terms in quotation marks having the meanings set forth in the Depositor Certificate of Incorporation)…." Please explain to us why such assumption is both necessary and appropriate. In that regard, it appears that such assumption could relate to the question of whether the registrants have taken all corporate actions necessary to authorize the issuance of the securities, and therefore "assumes away" the relevant issue of whether the securities will be legally issued. Please refer to Staff Legal Bulletin No. 19 at Section II.B.3(a). In the alternative, please obtain and file a revised opinion that does not include such assumption.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Fay (Staff Accountant) at (202) 551-3812 or Jenifer Gallagher (Staff Accountant) at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey (Petroleum Engineer) at (202) 551-3704 with questions about engineering comments. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Laura Nicholson (Staff Attorney) at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: David E. Shapiro
        Wachtell, Lipton, Rosen, & Katz